                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

       For the fiscal year ended December 31, 2004

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

       For the transition period from ___________ to ___________

Commission file number 000-16614

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               CAMCO FINANCIAL & SUBSIDIARIES SALARY SAVINGS PLAN

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Camco Financial Corporation
                               6901 Glenn Highway
                              Cambridge, Ohio 43725

                              REQUIRED INFORMATION

      The following financial statements and supplemental schedules for Camco Financial and Subsidiaries Salary Savings Plan are being filed herewith:

Description

Contents of Financial Statements

Report of Independent Auditors

Statements of Net Assets Available

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule H, Line 4i - Schedule of Assets
   (Held at End of Year)

                The following exhibits are being filed herewith:

Exhibit No.                                   Description
----------                                    -----------
   23.1                    Consent of Independent Registered Public Accounting Firm
   23.2                    Consent of Independent Registered Public Accounting Firm

                         CAMCO FINANCIAL & SUBSIDIARIES
                              SALARY SAVINGS PLAN

                                FINANCIAL REPORT
                           DECEMBER 31, 2004 AND 2003

CAMCO FINANCIAL & SUBSIDIARIES SALARY SAVINGS PLAN

                                                                        CONTENTS

Report Letters                                                                                                 1

Statement of Net Assets Available for Benefits                                                                 2

Statement of Changes in Net Assets Available for Benefits                                                      3

Notes to Financial Statements                                                                                4-7

Schedule of Assets Held at Year End                                                                          8-9

             Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Camco Financial & Subsidiaries Salary Savings Plan
Cambridge, Ohio

We have audited the accompanying statement of net assets available for benefits of Camco Financial & Subsidiaries Salary Savings Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Camco Financial & Subsidiaries Salary Savings Plan as of December 31, 2004, were audited by other auditors whose report dated May 6, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic 2004 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

                                                   /s/ David L. Scheffler

                                                   Plante & Moran, PLLC

Columbus, Ohio
June 10, 2005

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Trustees
Camco Financial & Subsidiaries
  Salary Savings Plan
Cambridge, Ohio

We have audited the accompanying statement of net assets available for benefits of the Camco Financial & Subsidiaries Salary Savings Plan (the Plan) as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.


                                               /s/ Crowe Chizek and Company LLC
                                               Crowe Chizek and Company LLC

Columbus, Ohio
May 6, 2004

CAMCO FINANCIAL & SUBSIDIARIES SALARY SAVINGS PLAN

                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                              December 31
                                                -------------------------------------
                                                      2004                 2003
                                                -----------------   -----------------
ASSETS
   Non-participant directed investments
     Employer securities                        $         481,869   $         544,364
     Participant loans                                      5,663               7,122

   Participant directed investments
     Common/collective funds                              781,913             733,384
     Mutual funds                                       6,961,128           5,813,563
     Employer securities                                3,919,079           4,380,839
     Participant loans                                     96,087             104,307
                                                -----------------   -----------------

        Total investments                              12,245,739          11,583,579

   Contributions receivable
     Employee contribution                                 23,164              20,976
     Employer matching contribution                        11,356              10,957
                                                -----------------   -----------------

        Total contributions receivable                     34,520              31,933
                                                -----------------   -----------------

NET ASSETS AVAILABLE FOR BENEFITS               $      12,280,259   $      11,615,512
                                                =================   =================

See Notes to Financial Statements.

CAMCO FINANCIAL & SUBSIDIARIES SALARY SAVINGS PLAN

                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                   Year Ended             Year Ended
                                                                   December 31,           December 31,
                                                                 -------------          --------------
                                                                      2004                   2003
                                                                 -------------          --------------
ADDITIONS
   Contributions
     Participant directed - Employee elective                    $     608,988          $      618,151
     Participant directed - Employer matching                          305,467                 311,942
     Participant directed - Rollover                                    81,836                  23,600

   Interest and dividends
     Non-participant directed                                           18,456                  17,223
     Participant directed                                              286,175                 218,709

   Net appreciation (depreciation) in fair value of investments
     Non-participant directed                                          (61,013)                 93,161
     Participant directed                                              115,148               1,989,179
                                                                 -------------          --------------

        Total additions, net                                         1,355,057               3,271,965

DEDUCTIONS
   Benefit payments to participants
     Non-participant directed                                           21,366                  20,882
     Participant directed                                              627,265                 571,812

   Administrative expenses
     Non-participant directed - Employer securities                         31                      29
     Participant directed                                               41,648                  39,009
                                                                 -------------          --------------

          Total deductions                                             690,310                 631,732
                                                                 -------------          --------------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                      664,747               2,640,233

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year               11,615,512               8,975,279
                                                                 -------------          --------------

NET ASSETS AVAILABLE FOR BENEFITS - End of year                  $  12,280,259          $   11,615,512
                                                                 =============          ==============

See Notes to Financial Statements.

CAMCO FINANCIAL & SUBSIDIARIES SALARY SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2004 AND 2003

NOTE 1 - DESCRIPTION OF THE PLAN

               The following brief description of the Camco Financial & Subsidiaries Salary Savings Plan (the Plan) is provided for general information only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

               GENERAL - The Plan is a defined-contribution plan covering all employees of Camco Financial & Subsidiaries (the Company). The Plan requires employees to complete one year of service (1,000 hours or more) to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

               CONTRIBUTIONS - Each year, participants may contribute up to 92 percent of pretax annual compensation, subject to certain limitations. The Plan also allows any participant who has attained age 50 by the end of the Plan year to make catch-up contributions in accordance with the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a matching contribution equal to 100% of 401(k) deferrals made up to the first 3% of base compensation and 50% of 401(k) deferrals from 3.01% to 5% of base compensation. The Company may make an additional employer discretionary contribution. Contributions are subject to certain Internal Revenue Code (IRC) limitations.

               PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's own contribution, and an allocation of the Company's contributions and plan earnings and expenses. Allocation of the Company's contributions and plan earnings and expenses is based upon participants' compensation and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

               FORFEITED ACCOUNTS - Forfeitures of terminated participants' non-vested employer profit sharing accounts are used to reduce employer contributions.

               VESTING - Participants are immediately vested in their own 401(k) contributions and employer matching contributions made after December 31, 1997 and any pension plan rollovers, plus actual earnings thereon. Vesting in the remainder of their account is based on years of credited service. A participant is 100% vested after six years of credited service.

               PAYMENT OF BENEFITS - On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive payment of their vested benefits as a lump sum payment.

CAMCO FINANCIAL & SUBSIDIARIES SALARY SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2004 AND 2003

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

               PARTICIPANT LOANS - The Plan allows participants to borrow money from the Plan, in amounts not to exceed one-half of the participant's vested account balance. Participants cannot have more than one loan from the Plan at any time and initial loans must be for at least $1,000, with a maximum of $50,000, as determined by the IRS.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

               Following are the significant accounting policies followed by the
               Plan:

               BASIS OF PRESENTATION - The financial statements of the Plan are prepared under the accrual method of accounting.

               ASSETS AND LIABILITIES - Accounting policies relative to the basis of recording assets and liabilities conform with Department of Labor guidelines. Additionally, the Plan invests in employer stock as well as certain investments managed by Smith Barney Corporate Trust Company or its affiliates. Smith Barney Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

               CHANGE IN NET ASSETS - Employer and employee contributions and expenses payable are recognized on the accrual method. Benefits to participants are recorded when paid. Administrative expenses are recorded when incurred.

               VALUATION OF INVESTMENTS - Quoted market prices are used to value the Plan's investments in mutual funds and common stock. Participant loans are carried at their outstanding principal balance, which approximates fair value. The Plan's investment in the common/collective investment fund is valued based upon the Plan's proportional share of the common/collective fund's underlying asset which is another common/collective fund. The underlying common/collective fund is valued based upon the fair market value of that fund's underlying assets.

               Purchases and sales of securities are recorded on a trade-date basis.

               ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

CAMCO FINANCIAL & SUBSIDIARIES SALARY SAVINGS

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2004 AND 2003

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

               RISK AND UNCERTAINTIES - The Plan provides for various investment options including any combination of mutual funds, Camco Financial Corporation common stock, common/collective funds and other investment securities. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

               CONCENTRATION OF CREDIT RISK - At December 31, 2004, approximately 36% of the Plan's assets were invested in Camco Financial Corporation common stock.

               RECLASSIFICATIONS - Certain prior year classifications have been changed to correspond with 2004 classifications.

NOTE 3 - PLAN TERMINATION

               Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of a plan termination, participants will become 100% vested in their accounts.

NOTE 4 - TAX STATUS

               The Plan document has been restated for recent law changes. The plan sponsor adopted the restated version of a non-standardized prototype plan document. The Internal Revenue Service has determined and informed the prototype plan sponsor, by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has not individually sought its own determination letter.

               The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

CAMCO FINANCIAL & SUBSIDIARIES SALARY SAVINGS

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2004 AND 2003

NOTE 5 - SIGNIFICANT INVESTMENTS AT FAIR VALUE

               Significant investments at fair value at December 31, 2004 and 2003, are listed as follows:

                                            December 31        December 31
                                               2004               2003
                                           -------------      -------------
Camco Financial Corporation common stock   $   3,919,079      $   4,380,839
Growth Fund of America                     $   1,731,956      $           -
Investment Company of America              $   1,006,468      $           -
Neuberger Berman Genesis Trust Fund        $   1,005,190      $     833,238
MCM Stable Value Portfolio                 $     781,913      $     733,385
Dreyfus Founders Discovery Fund            $     762,339      $     713,276
Europacific Growth Fund                    $     622,324      $           -
Camco Financial Corporation common stock*  $     481,869      $     544,364

----------
* Non-participant directed investment

CAMCO FINANCIAL & SUBSIDIARIES SALARY SAVINGS

                                             SCHEDULE OF ASSETS HELD AT YEAR END
                                                  FORM 5500, SCHEDULE H, ITEM 4i
                                                        EIN 51-0110823, PLAN 002
                                                               DECEMBER 31, 2004

                                                               (c)
                                                   DESCRIPTION OF INVESTMENT,
              (a), (b)                              INCLUDING MATURITY DATE,
    IDENTITY OF ISSUER, BORROWER                  RATE OF INTEREST, COLLATERAL,                 (d)            (e)
      LESSOR OR SIMILAR PARTY                         PAR OR MATURITY VALUE                     COST      CURRENT VALUE
------------------------------------   ---------------------------------------------------  ------------  -------------
Non-participant directed investments

** Camco Financial Corporation         Common stock, 31,290.184 shares                      $    334,816  $     481,869

** Plan Participants                   Participant loans bearing interest at
                                       6.0% to 11.5%                                                   -          5,663

Participant directed investments

** Camco Financial Corporation         Common stock, 254,485.642 shares                                 *     3,919,079

Smith Barney Corporate Trust Co.       Common/collective fund - MCM Stable Value Portfolio              *       781,913

Smith Barney Corporate Trust Co.       Mutual fund - Europacific Growth Fund                            *       622,324

Smith Barney Corporate Trust Co.       Mutual fund - Investment Company of America                      *     1,006,468

Smith Barney Corporate Trust Co.       Mutual fund - Washington Mutual Investor                         *       257,949

Smith Barney Corporate Trust Co.       Mutual fund - Growth Fund of America                             *     1,731,956

Smith Barney Corporate Trust Co.       Mutual fund - Dreyfus Founders Discovery Fund                    *       762,339

Smith Barney Corporate Trust Co.       Mutual fund - American Balanced Fund                             *       603,661

Smith Barney Corporate Trust Co.       Mutual fund - Loomis Sayles Bond Fund                            *       146,467

Smith Barney Corporate Trust Co.       Mutual fund - Neuberger Berman Genesis Trust                     *     1,005,190

CAMCO FINANCIAL & SUBSIDIARIES SALARY SAVINGS

                                             SCHEDULE OF ASSETS HELD AT YEAR END
                                                  FORM 5500, SCHEDULE H, ITEM 4i
                                                        EIN 51-0110823, PLAN 002
                                                               DECEMBER 31, 2004

                                                            (c)
                                                 DESCRIPTION OF INVESTMENT,
             (a), (b)                             INCLUDING MATURITY DATE,
   IDENTITY OF ISSUER, BORROWER                RATE OF INTEREST, COLLATERAL,               (d)         (e)
     LESSOR OR SIMILAR PARTY                       PAR OR MATURITY VALUE                   COST   CURRENT VALUE
----------------------------------  ----------------------------------------------------  ------  -------------
Participant directed investments,
      continued

Smith Barney Corporate Trust Co.    Mutual fund - ING GNMA Income Fund                          *      118,427

Smith Barney Corporate Trust Co.    Mutual fund - Columbia Intermediate Bond Fund               *      132,219

Smith Barney Corporate Trust Co.    Mutual fund - Credit Suisse Global Fixed-Income Fund        *      176,430

Smith Barney Corporate Trust Co.    Mutual fund - T. Rowe Price International Bond Fund         *        4,420

Smith Barney Corporate Trust Co.    Mutual fund - J.P. Morgan Fleming Emerging Markets          *      261,682

**Smith Barney Corporate Trust Co.  Mutual fund - CitiStreet S&P 500 Fund                       *      131,596

** Plan participants                Participant loans bearing interest at 6.0% to 11.5%         *       96,087
                                                                                                  ------------
  TOTAL INVESTMENTS                                                                               $ 12,245,739
                                                                                                  ============

----------
*  Cost information not required
** Denotes party-in-interest

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         CAMCO FINANCIAL AND SUBSIDIARIES
                                         SALARY SAVINGS PLAN

                                         By its Administrator: Camco Financial
                                            Corporation

Date: June 28, 2005                      By:  /s/ Richard C. Baylor
                                             ----------------------------------
                                                Richard C. Baylor,
                                                Chief Executive Officer

                        CAMCO FINANCIAL AND SUBSIDIARIES
                               SALARY SAVINGS PLAN
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2004

                                INDEX TO EXHIBITS

Exhibit No.                                   Description
-----------                                   -----------
  23.1                  Consent of Independent Registered Public Accounting Firm
  23.2                  Consent of Independent Registered Public Accounting Firm